UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

Fitzwilton House

Wilton Place

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE 2014 ANNUAL GENERAL MEETING OF KING DIGITAL ENTERTAINMENT PLC

On September 26, 2014, King Digital Entertainment plc (“King”) held its annual general meeting of shareholders (the “Annual Meeting”) to consider and vote on the five proposals set forth below, each of which is described in greater detail in the Notice of Annual General Meeting furnished to the U.S. Securities and Exchange Commission on August 14, 2014 as an exhibit to Form 6-K. The final voting results are set forth below.

Proposal 1: To Receive and Consider King’s Financial Statements for the Year Ended December 31, 2013

The shareholders received and considered King’s financial statements for the year ended December 31, 2013. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
294,124,180	52,671	362,338	99.86%

Proposal 2: To Authorize King’s Board to Determine the Compensation of King’s Auditors

The shareholders authorized King’s Board of Directors (the “Board”) to determine the compensation of King’s auditors, PricewaterhouseCoopers LLP. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
290,540,463	3,885,310	113,416	98.64%

Proposal 3: To Authorize the Board to Determine the Location of King’s 2015 Annual General Meeting

The shareholders authorized the Board to determine the location of King’s 2015 Annual General Meeting. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
294,126,813	50,630	361,746	99.86%

Proposal 4: To Renew the Board’s Authority to Purchase King’s Shares

The shareholders renewed the Board’s authority to allow King, or any subsidiary of King, to make purchases of any of King’s shares. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
290,441,300	3,732,156	365,733	98.61%

Proposal 5: To Renew the Board’s Authority to Re-Issue Treasury Shares

The shareholders renewed the Board’s authority to re-issue treasury shares off-market at certain specified minimum and maximum prices. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
289,821,750	4,343,623	373,816	98.40%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: September 26, 2014	By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Chief Legal Officer and Corporate Secretary

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